Exhibit 99.1

PRESS RELEASE

Yandex Announces the Initial Conversion Price of its Convertible Notes

Moscow and Amsterdam, the Netherlands, February 25, 2020 -- Yandex N.V. (NASDAQ and MOEX: YNDX) (“Yandex” or the “Company”), one of Europe's largest internet companies and the leading search provider in Russia, announces that the final pricing of the offering of US$1,250 million in aggregate principal amount of convertible senior notes due 2025 (the “Offering” and the “Notes”).

The initial conversion price of the Notes has been set at US$60.0751, representing a 47.5% premium  above the reference share price of US$40.7289, being the volume weighted average price of a Class A ordinary share of Yandex  between opening and closing of trading  on the NASDAQ Global Select Market on February 25, 2020.

The Notes will be issued at par and will carry a coupon of 0.75% per annum, payable semi-annually in arrear on March 03 and September 03 in each year, with the first interest payment date on September 03, 2020. Settlement and delivery of the Notes is expected to take place on or about March 03, 2020 (the “Settlement Date”).

Application will be made for the Notes to be admitted to trading on The International Stock Exchange within 90 days after the Settlement Date.

In the context of the Offering, the Company has agreed to a lock-up period of 90 days, subject to customary exceptions.

The Notes and the Shares have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “Securities Act”). The Notes and the Shares may not be offered or sold in the United States absent registration or pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act. This press release is being issued in accordance with Rule 135c under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Notes or the Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts:

Investor Relations
Katya Zhukova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Forward-Looking Statements

This press release includes forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, whether Yandex will offer the Notes, the anticipated terms of the Offering, whether Yandex will be able to consummate the Offering, the final terms of the Offering, the satisfaction of customary closing conditions with respect to the Offering of the Notes, prevailing market conditions, the anticipated use of the net proceeds of the Offering of the Notes and the impact of general economic, industry or political conditions. Forward-looking statements may be identified by the use of the words “may,” “will,” “expect,” “intend,” and other similar expressions. These forward-looking statements are based on estimates and assumptions by Yandex’s management that, although believed to be reasonable, are inherently uncertain and subject to a number of risks. Actual results may differ materially from those anticipated or predicted by Yandex’s forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this press release to reflect events or circumstances after the date hereof, except as required by applicable law.